NEWS RELEASE

Crosshair Announces General Manager of Lonestar Division

Dated: February 21, 2008	(AMEX: CXZ) (TSX-V: CXX)

Crosshair Exploration & Mining Corp. (AMEX: CXZ) (TSX-V: CXX) is pleased to announce the appointment of Sally Gillies to the position of General Manager, Lonestar Division. Ms. Gillies is a geologist with over 13 years of international experience in mineral exploration.

“Our Central Mineral Belt (CMB) Uranium Property in Labrador has grown and advanced to the point where two divisions are required in order to explore and develop it efficiently. The CMB Property has been divided into the Northstar (or northern) Divison and the Lonestar (southern) Division. We are very pleased that Sally has joined our team as General Manager for the Lonestar Division,” says Mark Morabito, CEO of the Company. “Sally will be spearheading an extensive exploration program in the largely unexplored southern half of the project.”

Since obtaining her Masters in Economic Geology from the University of Alabama in 1995, Ms. Gillies has worked as Senior Geologist on several projects world-wide. She has developed, implemented and managed exploration programs for numerous companies including Continental Minerals (Hunter Dickinson Group) in China; Bema Gold Corporation in Canada, USA, Venezuela, Chile and Russia; and Falconbridge Ltd. in Canada.

The Lonestar Division will focus primarily on exploring for structurally-controlled (“Michelin type”) uranium mineralization in the southern portion of the CMB Property. The Northstar Division will be responsible for the resource development of the C Zone as well as the continued exploration for IOCG and unconformity-related uranium deposits in the northern and central portions of the Property. The company expects to have six diamond drills turning this summer. This will allow the Northstar Division to continue to increase the 43-101 compliant uranium resource estimate of the C Zone and potentially define resources at other emerging targets as well as allow the Lonestar Division to test the underexplored southern half of the project.

The Lonestar Division area is underlain by felsic volcanic rocks hosting known uranium occurrences. A property-wide airborne radiometric and magnetic survey flown in late 2005 revealed the most intense uranium anomalies both in size and magnitude identified on the property. In the fall of 2007, these anomalies were further refined by the results of a 798 sample lake sediment survey. In 2008, the Lonestar Division will focus on the uranium-in-lake-sediment anomalies associated with the airborne uranium anomalies and cross-cutting structures identified by the magnetic component of the airborne survey.

About Crosshair

Crosshair is a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador—Canada’s most promising emerging uranium district. The 755 sq km Central Mineral Belt Uranium Project is host to potentially three types of uranium mineralization - Iron Oxide Copper Gold (IOCG - Olympic Dam), structurally controlled/shear zone and unconformity types of mineralization.

For more information on the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

"Mark Morabito"
Chief Executive Officer

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030 F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

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